Exhibit 99.h5

WEDGEWOOD INVESTMENT GROUP, INC.

PROXY VOTING POLICIES AND PROCEDURES

The following policies have been adopted by the Wedgewood Investment Group, Inc. (the “Company”).   The policies outline how the Company’s President votes certain proposals.   The policies address both management and shareholder proposals.  To the extent an issue is not addressed below, the President will determine on a case-by-case basis any proposals that may arise from management or shareholders.

MANAGEMENT’S PROPOSALS:

To the extent that management’s proposals do not infringe on shareholder rights, the President generally supports management’s position.

1.

Standard Proposals

The President tends to support management’s proposals to:

a.  Elect the board of directors (uncontested election);

b.  Select outside auditors;

c.  Set the annual meeting date and location;

d.  Establish dividend reinvestment plans;

e.  Indemnify directors, officers and employees; and

f.  Change the corporate name.

The following management proposals are voted on a case-by-case basis:

a.  Eliminate preemptive rights or dual classes of stock;

b.  Provide cumulative voting for directors; and

c.  Change size of board.

2.

Capitalization Proposals

Many capitalization proposals are routine in nature and generally garner the President’s support.  They include:

a.  Increases in authorized common shares (within prescribed limitations);

b.  Issuance of or increase in authorized preferred shares;

c.  Adjustment of par value;

d.  Flexible schedules of preferred dividends;

e.  Repurchase requests; and

f.  Stock splits or issuance of dividends.

3.

Non-Salary Compensation Programs

The trend is toward plans with a wide variety of possible awards.  The President favors incentive plans based on performance, not tenure.  Stock option and bonus plans will generally be supported if the option price is reasonable and the number of shares being authorized for issuance under the plan is less than 10% of the total outstanding stock.  The President supports stock or other non-salary plans that afford incentives, not risk-free rewards.

The President tends to favor plans that afford the following:

a.

Performance incentive;

b.

Stock options;

c.

Stock purchase; and

d.

Thrift/Profit sharing/Savings.

The President tends not to support plans that have:

a.

Excessive dilution of over 10%;

b.

Options awarded at deep discount to the market;

c.

Permissive policies on pyramiding;

d.

Restrictive stock plans that reward tenure; and

e.

Repricing options.

4.

Anti-Takeover Measures

Since virtually every equity investment is made with the intention of ultimate sale, the President views charter and by-law amendments designed to thwart takeover attempts as undermining the prospects for realizing maximum appreciation, and thus, not in the best interest of shareholders.  Accordingly the President tends to oppose anti-takeover measures, which include but are not limited to:

a.

Fair pricing procedures;

b.

Supermajority rules;

c.

Board classification;

d.

Bars written consent;

e.

Prohibit shareholder ability to call special meeting;

f.

Incumbent-entrenchment measures;

g.

Control share measures;

h.

Dual class capitalization (unequal voting rights);

i.

Proposal to change a company’s state of incorporation; and

j.

State anti-takeover statutes.

Although the President generally opposes the adoption of anti-takeover measures, the existence of such measures will not prevent an investment in a company, which has adopted such measures.

SHAREHOLDER PROPOSALS:

The President recognizes that shareholders regularly make various proposals that they perceive as offering social (and at times economic) benefits to both the corporation and society.  Although the President acknowledges that economic and social considerations are often closely intertwined, in most cases the management group and elected directors are best positioned to make corporate decisions on these proposals.

As a rule, if management offers a reasonable response to these shareholder socioeconomic proposals, the President generally supports their position.

1.

Corporate Governance

The President’s voting is mainly determined by financial and economic considerations.  Therefore, the President would tend to vote against shareholder proposals to:

a.

Rotate annual meeting site;

b.

Limit tenure of outside directors;

c.

Curb corporate philanthropy;

d.

Require position of Chairman and CEO to be held by different persons; or

e.

Restore presumptive rights.

The President considers the following shareholder proposals on a case-by-case basis:

a.

Disclose political/charitable contributions;

b.

Disclose executives’ government ties;

c.

Board representation by some minority group; and

d.

Require directors to own stock.

2.

Anti-Shark Repellent Measures

The President judges shareholders’ attempts to undo “poison pills” or other anti-takeover measures and votes on such proposals on a case-by-case basis.

TENDER OFFERS, MERGERS

The President evaluates tender offers for stock holdings, mergers, corporate restructuring (leveraged buyouts, spin-offs, asset sales, liquidations) on a case-by-case basis.

INTERNATIONAL PROXY VOTING

The President will vote proxies for international holdings in a prudent manner and in the best interests of its accounts.  As noted above, the President will vote proxies unless positive reasons call for not voting.  In evaluating international issues the President will consider the costs and benefits to be gained and all relevant circumstances.  The difficulty and expense of voting the proxy in relation to the benefit to the account is a relevant factor.

POTENTIAL CONFLICTS OF INTEREST

The President is part of the Wedgewood Investment Group, Inc.  In order to avoid potential conflicts of interests between the President and affiliates, the President votes in accordance with this predetermined policy, generally in accordance with the recommendations of an independent third party.  The President documents the reasons for any variations from this general policy in order to verify that the variation was not the product of any conflict.

RESPONSIBILITY

The President shall have responsibility for updating these policies, identifying potential conflicts, making voting decisions, ensuring that proxies are voted timely and maintaining appropriate records.   The President may engage a third party to assist it in fulfilling its responsibilities.

DISCLOSURE

The President will provide a copy of these policies and procedures to clients upon request.  A copy of this policy may also be obtained from the Wedgewood Investment Group’s corporate website.

Dated this 5th day of October, 2007.

Accepted and Adopted:

/s/ Edward Lawson

Edward Lawson, President

Wedgewood Investment Group, Inc.

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